UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-31458

CUSIP Number 262077100

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-CEN
	☐	Form N-CSR

For Period Ended:	September 30, 2022
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:
PART I — REGISTRANT INFORMATION

Drive Shack Inc.
Full Name of Registrant

Former Name if Applicable

10670 N. Central Expressway, Suite 700
Address of Principal Executive Office (Street and Number)

Dallas, TX 75231
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

Drive Shack Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2022 (the “Quarterly Report”) within the prescribed time period.

Subsequent to the issuance of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Annual Report”), management reevaluated, in consultation with Ernst & Young LLP (“EY”), certain controls relating to impairment testing.  Based upon currently available information, the Company expects to report a material weakness in its internal controls over financial reporting for the quarter ended September 30, 2022, and expects its internal controls over financial reporting will be ineffective as of the date of the Quarterly Report, in each case as related to controls over impairment testing.  The Company further expects to amend its Annual Report, its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2022, and its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022, to disclose a material weakness in its internal controls over financial reporting for the fiscal year ended December 31, 2021, and the fiscal quarters ended March 31, 2022, and June 30, 2022, and that its internal controls over financial reporting were ineffective as of December 31, 2021, March 31, 2022 and June 30, 2022.

As a result of the facts and circumstances described above, the Company requires additional time to complete its financial statements and assessment of internal controls over financial reporting.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notiﬁcation

Nicholas M. Foley	646	585-5591
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).Yes ☒   No ☐

(3)
Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒     No ☐

The Company expects the results of operations to be included in the Quarterly Report for the current period will reflect significant changes in operations from the corresponding period ended September 30, 2021. The Company requires additional time to complete its assessment of whether, in connection with the facts and circumstances described herein, the Company anticipates a restatement or correction of prior financial reporting.

Safe Harbor for Forward-Looking Statements

Information in this Form 12b-25 regarding the Company’s results that are not historical facts and its expectations and beliefs are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, and such forward-looking statements include, but are not limited to, statements about the filing of the Quarterly Report, completion of the year-end financial statement audit and expected financial results referred to herein, and/or the Company’s plans, objectives, expectations (financial or otherwise) or intentions. All forward-looking statements included in this Form 12b-25, including expectations about the timing of the completion of the Company’s financial statements for the fiscal period ended September 30, 2022 and the timing, form and content of the Quarterly Report are based upon information available to the Company as of the date of this Form 12b-25, which may change, and the Company assumes no obligation to update any such forward-looking statements.

Drive Shack Inc.
(Name of Registrant as Speciﬁed in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2022	By /s/ Nicholas M. Foley